Exhibit 99.(d)(6)

ADVISORY FEE WAIVER AGREEMENT

AGREEMENT made as of December 1, 2023 (the “Effective Date”), by and between WisdomTree Asset Management, Inc. (“WTAM”) and WisdomTree Trust, a Delaware statutory trust (the “Trust”), on behalf of each series of the Trust listed on Schedule A, as amended from time to time (each, a “Fund”).

WHEREAS, the Trust intends to operate the Funds as a “fund of funds” that invest in other WisdomTree exchange traded funds (“Underlying Funds”); and

WHEREAS, WTAM and the Trust do not wish to increase the level of advisory fees paid directly by the Funds to WTAM or indirectly through each Fund’s investment in the Underlying Funds.

NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto and hereinafter set forth, the parties covenant and agree as follows:

1.       Waiver of Advisory Fee. For such period as a Fund operates as a “fund of funds” WTAM will waive a portion of the advisory fee it would otherwise be entitled to receive from such Fund. The amount of such waiver shall be equal to the dollar amount paid to WTAM by each Underlying Fund that is attributable to the Fund’s investment in the Underlying Fund.

2.       Duration, Termination and Amendment. This Agreement shall continue for the life of each Fund unless terminated. The Agreement may be terminated with respect to each Fund at any time, upon 30 days prior notice, by the Board of Trustees. The Agreement shall terminate automatically with respect to each Fund if (i) the Adviser no longer serves as investment adviser to such Fund and (ii) in the event of its "assignment" as defined in the Investment Company Act of 1940. The termination of this Agreement with respect to any one Fund will not cause its termination with respect to any other Fund.

4.       Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware (without giving effect to its conflict of law principles) and the applicable provisions of the Investment Company Act of 1940. To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

5.       Entire Agreement. This Agreement contains the entire understanding and agreement of the parties.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

WISDOMTREE TRUST		WISDOMTREE ASSET MANAGEMENT, INC.

By:	/s/ Jonathan Steinberg	By:	/s/ Start Bell
	Jonathan Steinberg		Stuart Bell
	President		Chief Operating Officer

Schedule A

As of December 1, 2023

Fund Name

WisdomTree Bianco Total Return Fund